Mail Stop 3561

January 28, 2008

Mr. Scott K. Ginsburg
Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039

      RE: DG FastChannel, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed April 2, 2007
               Amendment No. 1 to Form 10-K/A filed April 27, 2007
               Amendment No. 2 to Form 10-K/A filed November 28, 2007
               Form 10-Q for Fiscal Quarter Ended September 30, 2007
               File No. 0-27644

Dear Mr. Ginsburg:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                               Sincerely,

                               William H. Thompson
                               Branch Chief